Exhibit (a)(5)(viii)

IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

ELLIS INVESTMENTS, LTD.,

Plaintiff,

- against -

WILLIAM P. FRICKS, WILLIAM R.

HARVEY, STEPHEN R. WILSON,
GERALD L. BALILES, CHARLES A.                                                   Civil Action No. 18873
BOWSHER, SHIRLEY ANN
JACKSON, LEON A. EDNEY,
JOSEPH J. SISCO, and
NEWPORT NEWS SHIPBUILDING INC.,

Defendants.

COMPLAINT

      Plaintiff alleges upon information and belief, except for paragraph 1 hereof, which is alleged upon knowledge, as follows:

      1.  Plaintiff has been the owner of shares of the common stock of Newport News Shipbuilding Inc. (“Newport” or the “Company”) since prior to the wrongs herein complained of and continuously to date.

      2.  Newport is a corporation duly organized and existing under the laws of the State of Delaware. The Company is in the business of constructing naval ships and commercial vessels.

      3.  Defendant William P. Fricks is the Chairman and Chief Executive Officer of Newport.

      4.  Defendant William R. Harvey is a Director of Newport.

      5.  Defendant Stephen R. Wilson is a Director of Newport.

      6.  Defendant Gerald L. Baliles is a Director of Newport.

      7.  Defendant Charles A. Bowsher is a Director of Newport.

      8.  Defendant Shirley Ann Jackson is a Director of Newport.

      9.  Defendant Leon A. Edney is a Director of Newport.

      10.  Defendant Joseph J. Sisco is a Director of Newport.

      11.  The Individual Defendants are in a fiduciary relationship with plaintiff and the other public stockholders of Newport and owe them the highest obligations of good faith, due care, candor and fair dealing.

CLASS ACTION ALLEGATIONS

      12.  Plaintiff brings this action as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all security holders of the Company (except the defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants’ actions as more fully described herein.

      13.  This action is properly maintainable as a class action.

      14.  The class is so numerous that joinder of all members is impracticable. There are 35,396,356 shares of Newport common stock outstanding beneficially owned by hundreds, if not thousands, of holders located throughout the country.

      15.  There are questions of law and fact which are common to the class and which predominate over questions affecting any individual class member. The common questions include, inter alia, the following: (a) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the class; (b) whether defendants’ actions constitute a breach of the duty to maximize shareholder value in a sale of the Company; and (c) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

      16.  Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class.

      17.  Defendants have acted in a manner which affects plaintiff and all members of the class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

      18.  The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS

      19.  On April 25, 2001, General Dynamics Corp. (“General Dynamics”) and Newport announced that they had reached a definitive agreement whereby General Dynamics would purchase all of the outstanding shares of Newport common stock for $67.50 per share in cash. The proposed transaction is valued at approximately $2.6 billion, including the assumption of $500 million in Newport debt.

      20.  The transaction is structured as a cash tender offer followed by a second step merger in which the remaining Newport shares not tendered will be exchanged for the right to receive $67.50 per share in cash. Additionally, the merger agreement includes a $50 million break-up fee and provisions precluding Newport from shopping for better bids.

      21.  On May 4, 2001, General Dynamics commenced the tender offer by filing a Schedule TO, which contained an Offer to Purchase, (the “Schedule TO” or “Offer to Purchase”) with the United States Securities and Exchange Commission (“SEC”). That same day, Newport filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “14D-9”) with the SEC in which the Newport Board recommended that Newport shareholders tender their shares to General Dynamics.

      22.  The Schedule TO and the 14D-9 set forth information describing the process through which the General Dynamics-Newport transaction was negotiated. Although the Individual Defendants’ fiduciary duties obligate them to maximize shareholder value in a sale of the Company, there is no indication that Newport or its financial advisors ever solicited interest from third parties in a potential business combination with Newport. Indeed, the Individual Defendants failed to contact Northrop Grumman Corp. (“Northrop”), even though Northrop would clearly be a likely bidder for Newport.

      23.  Throughout 2001, Northrop has been attempting to close its acquisition of Litton Industries, Inc. (“Litton”). In April 2001, Northrop closed the first step tender offer for Litton common stock and announced a special meeting of Litton shareholders to vote on the proposed Northrop-Litton merger scheduled to be held in May 2001.

      24.  Defendants failed to solicit competing bids for the Company and structured the transaction with General Dynamics as a fast-paced tender offer in order to consummate the transaction while Northrop was preoccupied with integrating its acquisition of Litton.

      25.  Notwithstanding defendants’ strategies, on May 9, 2001, Northrop announced its proposal to acquire Newport. In a letter from Northrop’s Chairman and Chief Executive, Kent Kresa, to defendant Fricks, Northrop offered to purchase all of the outstanding shares of Newport common stock for $2.1 billion, or $67.50 per share (25 percent in cash and 75 percent in stock). The proposed transaction is valued at approximately $2.6 billion, plus the assumption of $500 million in Newport debt.

      26.  Mr. Kresa’s letter to defendant Fricks requested that Newport permit Northrop to immediately begin its due diligence investigation of the Company. Additionally, the letter indicated that following its due diligence investigation, Northrop “will be prepared to enter into negotiations immediately with respect to all aspects of our proposal” including, presumably, price.

      27.  Defendants have compounded their failure to “shop the Company by refusing to immediately begin good faith negotiations with Northrop. Instead, defendants have refused to negotiate and have adopted a course of delay.

      28.  The Individual Defendants have a number of formidable takeover defenses available to them to thwart an unsolicited takeover attempt. For example, Newport has a classified Board of Directors consisting of three classes of directors, who serve for three years each. Since only one class of Directors is elected each year, it would take a hostile bidder at least two years to gain control of the Board by placing its nominees on the Board.

      29.  Additionally, Newport has a shareholder’s rights plan (the “Rights Plan”) which is triggered whenever a person or group acquires 15 percent or more of Newport’s common stock. The Rights Plan provides that holders of Newport common stock are entitled to purchase shares of Newport common stock at half its market price. The Rights Plan also provides that in the event Newport is acquired, then holders other than the “acquiring person” are entitled to acquire the common stock of the “acquiring person” at half its market price.

      30.  The Rights Plan has a low “trigger” threshold (i.e., 15%) which would make a takeover of Newport prohibitively expensive without the Individual Defendants approval. Thus, the Individual Defendants have absolute discretion to determine whether an acquisition proposal, even one highly favorable to class members, can be effectuated. The General Dynamic’s deal has been exempted from the Rights Plan.

      31.  The Individual Defendants failed to solicit Northrop’s interest in a business combination prior to entering the transaction with General Dynamics and have refused to negotiate with Northrop. Instead of fulfilling their fiduciary duties to the public shareholders of Newport by immediately beginning negotiations with Northrop to maximize shareholder value, defendants have adopted a course of delay.

      32.  Defendants’ refusal to negotiate with Northrop has deprived and will continue to deprive the Company’s public shareholders of the potential premium over the General Dynamic’s merger price which Northrop is prepared to pay following the completion of its due diligence investigation.

      33.  Moreover, defendants have refused to take those steps necessary to ensure that the Company’s shareholders will receive maximum value for their shares of Newport stock. Defendants have not announced their intention to conduct an active auction or to establish a bidding process open to Northrop and all other bidders in order to maximize shareholder value in selling the Company.

      34.  Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class and will deprive the Class of the opportunity to maximize the value of their Newport holdings either in a transaction with Northrop or some other bona fide offeror, to the irreparable harm of the Class.

      35.  Plaintiff and the Class have no adequate remedy at law.

      WHEREFORE, plaintiff demands judgment as follows:

A. declaring this to be a proper class action and designating plaintiff as the Class representative;

B. ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and the other members of the class by announcing their intention to:

1) cooperate fully with any person or entity having a bona fide interest in proposing any transaction which would maximize shareholder value, including, but not limited to, a buyout or takeover of the Company by Northrop;

2) undertake an appropriate evaluation of Newport’s worth as a merger/acquisition candidate;

3) take all appropriate steps to enhance Newport’s value and attractiveness as a merger/acquisition candidate; and

4) take all appropriate steps to effectively expose Newport to the marketplace in an effort to create an active auction for Newport;

C. ordering the Individual Defendants, jointly and severally, to account to plaintiff and the class for all damages suffered and to be suffered by them as a result of the wrongs complained of herein;

D. awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

E. granting such other and further relief as may be just and proper in the premises.

ROSENTHAL, MONHAIT, GROSS &
GODDESS, P.A.

By: /s/ Joseph A. Rosenthal

Suite 1401
Mellon Bank Center
919 Market Street
Wilmington, Delaware 19801
(302) 656-4433

Attorneys for Plaintiff

Of Counsel:

BERNSTEIN LIEBHARD & LIFSHITZ, LP

10 East 40th Street
New York, New York 10016

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